Soltrest Inc.
8 Tiaojiayuan Street, Suite 1402
Chaoyang District, Beijing, China 100020

November 16, 2018

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Soltrest Inc. - Registration Statement on Form S-1
Filing No. 333-227526

Dear Mr. Foland;

In response to your letter dated October 22, 2018 which included comments regarding our registration statement, we have prepared the following responses:

Cover Page

Comment 1: You have no or nominal operations and assets consisting solely of cash and cash equivalents. As such, you appear to be a shell company as defined in Rule 405 under the Securities Act of 1933. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: The Company believes that its operations are more than nominal and that the Company therefore does not fit within the definition of a shell company.  At the moment of writing the Company has generated $1,425 in revenue from the sales and is expecting increase of the sales after releasing the next version of its software.

Comment 2: Please discuss the concentration of ownership of your common stock by your principal executive officer. Your revised disclosure should include their current percentage ownership and the level of control they will possess if all or some of the shares are sold in the offering.

Response: The revised disclosure and required information located on Page 10 of the form S-1/A1.

Procedures and Requirements for Subscription, page 14 (new page number 16)

Comment 3: Please file the Form of Subscription Agreement as an exhibit to the registration statement.

Response:  Form of Subscription Agreement has been filed with Form S-1, Amendment 1.

Liquidity and Capital Resources, page 26 (new page number 28)

Comment 4: You state that the "available capital of the Company is sufficient for the Company to remain operational long term." We also note your disclosure that" based on this estimate and on current cash and accounts receivable [you] can sustain operations until September 15, 2018..." (emphasis added). Please revise to reconcile your disclosure and update to clarify, if true, that you have run out of funds. Alternatively, disclose the minimum period of time that your currently available funds will support your planned operations and the source of such funds.

Response:  We have corrected error in disclosure paragraph wording to reflect “insufficient available capital”.

Update includes current cash balance as of November 1, 2018 to reflect $4,860.

Sources of change in cash positions have been disclosed for balances between September 30, 2018 ($2,244) and November 1, 2018 ($4,860) as additional loan advance from Director and sales revenue receipts.

Company calculated a new “remain in business” date as January 10, 2019 based on updated current cash balance.

Directors and Executive Officers Executive Compensation, page 29 (new page number 30)

Comment 5: Please reconcile your disclosure here that your officers and directors did not receive any compensation with your disclosure that Ms. Li Weiwei received 5,000,000 shares for her services. Refer to Item 402(m)(1) of Regulation S-K. Additionally, please reconcile your disclosure on pages 12 and 21 that "shares of common stock issued to the Company’s President totaling 5,000,000 units at $0.001 per share for $5,000 cash..." with your disclosure that "Ms. Li Weiwei was awarded 5,000,000 common shares in exchange of her services in preparation Form S-1."

Response:  Page 30 has been updated to include disclosure for director’s compensation for services.

Available Information, page 31 (new page number 59)

Comment 6: An issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934 is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act. Please revise your disclosure in this section accordingly.

Response: Disclosure was revised accordingly (Page 59)

Additional comments provided to our Legal representative:

1. Reference to Risk Factors on page 3 indicate that the Risk Factors begin on page 7 when they, in fact, start on page 5 (this need to be corrected);

Response: The page number was corrected.

2. Emerging growth reference should be changed from 1 billion in revenue to 1.07 billion in revenue (this needs to be corrected).

Response: The reference was changed to 1.07 billion in revenue.

3. The Company's website seems to be incorrect (a possible typo). This needs to be corrected as the Company is responsible for the website.

Response: the typo in website name was corrected (soltrest.com).

Thank you.

Sincerely,

/s/ Li Weiwei	Director
Li Weiwei

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